UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 11)*

ARDEA BIOSCIENCES, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

03969P107
(CUSIP Number)

Kevin C. Tang Tang Capital Management, LLC 4747 Executive Drive, Suite 510 San Diego, CA 92121 (858) 200-3830
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 03969P107	13D/A	Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person PN

CUSIP NO. 03969P107	13D/A	Page 3 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person OO

CUSIP NO. 03969P107	13D/A	Page 4 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person IN

Explanatory Note: This Amendment No. 11 relates to and amends the Statement of Beneficial Ownership on Schedule 13D/A of Tang Capital Partners, LP, a Delaware limited partnership, Tang Capital Management, LLC, a Delaware limited liability company and Kevin C. Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on March 3, 2006 (the “Statement”), with respect to the Common Stock, $0.001 par value (the “Common Stock”), of Ardea Bioscience, Inc., a Delaware corporation (the “Issuer”).

Items 4 and 5 of the Statement is hereby amended and supplemented to the extent hereinafter expressly set forth.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 4.              Purpose of Transaction.

Item 4 of the Statement is hereby amended to add the following:

On June 19, 2012, as a result of the Closing of the Merger, Kevin C. Tang resigned from the Board of Directors.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)           Amount beneficially owned and percentage of class:

Tang Capital Partners, LP	0 shares of Common Stock, representing 0% of the class

Tang Capital Management, LLC	0 shares of Common Stock, representing 0% of the class

Kevin C. Tang	0 shares of Common Stock, representing 0% of the class

(b)           Voting and disposition powers:

Sole power to vote or direct the vote:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	0 shares

Shared power to vote or direct the vote:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	0 shares

Sole power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	0 shares

Shared power to dispose or direct the disposition:

Tang Capital Partners, LP	0 shares
Tang Capital Management, LLC	0 shares
Kevin C. Tang	0 shares

(c)
Entity	Date	Type of Security	Quantity	Transaction	Price/Security
Kevin C. Tang	6/19/2012	Common Stock	15,089	Exchanged for Cash in Merger	$32.00
Justin Lee Tang UTMA	6/19/2012	Common Stock	28,953	Exchanged for Cash in Merger	$32.00
Julian Tang UTMA	6/19/2012	Common Stock	22,477	Exchanged for Cash in Merger	$32.00
Noa Tang UTMA	6/19/2012	Common Stock	4,819	Exchanged for Cash in Merger	$32.00
Tang Advisors, LLC Profit Sharing Plan	6/19/2012	Common Stock	10,803	Exchanged for Cash in Merger	$32.00
The Haeyoung and Kevin Tang Foundation, Inc.	6/19/2012	Common Stock	114,036	Exchanged for Cash in Merger	$32.00
Tang Capital Partners, LP	6/19/2012	Common Stock	3,733,582	Exchanged for Cash in Merger	$32.00
Kevin C. Tang	6/19/2012	Non-Qualified Stock Option (right to buy)	5,000	Exchanged for Cash in Merger	$15.51
Kevin C. Tang	6/19/2012	Non-Qualified Stock Option (right to buy)	25,000	Exchanged for Cash in Merger	$18.07
Kevin C. Tang	6/19/2012	Non-Qualified Stock Option (right to buy)	10,000	Exchanged for Cash in Merger	$27.92

Entity	Date	Type of Security	Quantity	Transaction	Price/Security
Kevin C. Tang	6/19/2012	Non-Qualified Stock Option (right to buy)	12,500	Exchanged for Cash in Merger	$28.50
Kevin C. Tang	6/19/2012	Non-Qualified Stock Option (right to buy)	12,500	Exchanged for Cash in Merger	$27.76
Kevin C. Tang	6/19/2012	Non-Qualified Stock Option (right to buy)	1,250	Exchanged for Cash in Merger	$26.15
Kevin C. Tang	6/19/2012	Non-Qualified Stock Option (right to buy	2,500	Exchanged for Cash in Merger	$26.15
Kevin C. Tang	6/19/2012	Non-Qualified Stock Option (right to buy)	12,500	Exchanged for Cash in Merger	$16.31
Kevin C. Tang	6/19/2012	Non-Qualified Stock Option (right to buy)	7,500	Exchanged for Cash in Merger	$16.31
Kevin C. Tang	6/19/2012	Non-Qualified Stock Option (right to buy)	12,500	Exchanged for Cash in Merger	$19.84
Kevin C. Tang	6/19/2012	Non-Qualified Stock Option (right to buy)	5,000	Exchanged for Cash in Merger	$19.84
Kevin C. Tang	6/19/2012	Non-Qualified Stock Option (right to buy)	2,500	Exchanged for Cash in Merger	$19.84
Kevin C. Tang	6/19/2012	Non-Qualified Stock Option (right to buy)	12,500	Exchanged for Cash in Merger	$17.71
Kevin C. Tang	6/19/2012	Non-Qualified Stock Option (right to buy)	12,500	Exchanged for Cash in Merger	$6.03

Entity	Date	Type of Security	Quantity	Transaction	Price/Security
Kevin C. Tang	6/19/2012	Non-Qualified Stock Option (right to buy)	12,500	Exchanged for Cash in Merger	$15.53
Tang Capital Partners, LP	6/19/2012	Common Stock Warrant (right to buy)	39,163	Exchanged for Cash in Merger	$20.86

(d)           N/A.

(e)           On June 19, 2012 the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock

 SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

June 20, 2012

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang